PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended July 31, 2012

page 1 of 11 pages

Dated September 19, 2012

The selected financial information set out below and certain comments which follow are based on and derived from the condensed interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the six months ended July 31, 2012 and from the audited financial statements for the year ended January 31, 2012 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE MKT Equities Exchange under the symbol PBM.

Overall Performance

In September 2009, the Company submitted an Application for an Environmental Assessment Certificate (“EAC”) to the BC Environmental Assessment Office (“EAO”).  The EAC is required to apply for the various Licences and Permits required for the construction, operation, decommissioning and reclamation of the proposed 30,000 tonnes/day (projected life of 21 years) open-pit mine at the Morrison property.

In May 2010, PBM submitted an Addendum to address the deficiencies in the EAC Application to the EAO.  On July 12, 2010, the EAO announced that they had accepted the Company’s Application for an EAC Review.  The EAO also informed PBM that it had met the requirements of the Section 11 Order with respect to both public and First Nations Consultation and was satisfied with the Consultation Plans proposed by the Company for the Application Review period.  Therefore, the 180 day Application Review Period commenced on July 12, 2010.

On October 28, 2010, PBM requested a temporary timeline suspension of EAC Application review period, to allow PBM the opportunity to respond thoroughly to the comments and issues raised by the reviewers of the Application.  PBM submitted its responses to these comments and issues on November 19, 2010 in the Review Response Report and requested that the timeline suspension be lifted and that the review period resume.

From December 2010 to March 2011, PBM met with the EAO, the Canadian Environmental Assessment Agency (“CEAA”) and other reviewers to discuss the tracking tables (this table tracks the comments and responses to the comments raised during the review process), the Table of Commitments, the EAO draft Assessment Report and changes to the project design, mainly dealing with changes to the closure phase of the project and water management.  Feedback from these meetings was used to revise the Review Response Report.  As a result of comments received from the Department of Fisheries and Oceans Canada (“DFO”), PBM also submitted an updated Fish Habitat Compensation Plan (FHCP) to DFO and EAO.

A Review Response Report (RRR) was submitted to EAO on March 30, 2011.  PBM also submitted an Application Information Key (“AIK”) identifying the order in which the various documents submitted should be considered, thereby addressing any potential ambiguities, such as variations in results or assessments, between documents.  The AIK identifies the more current documents that take precedence over prior documents.  In response to the comments received from the Provincial and Federal Agencies, a revised Review Response Report (RRR Rev.2) was submitted to EAO on June 30, 2011.  Project changes documented in the RRR Rev. 2 have resulted in a significant reduction in the risk of long term residual and cumulative effects and in the potential magnitude of effects associated with the operating and closure plan.  Subsequently, on July 18, 2011, the 180 day review period recommenced at day 109.

On August 25, 2011, PBM requested a one-week suspension in order to respond to additional questions and provide clarification on commitments coming from the review of the RRR Rev. 2.  The 180 day review was suspended as of August 25 and restarted on September 1, 2011.  The date for the EAO to make their referral to the Ministers shifted until October 4, 2011.

On September 6, 2011, the EAO issued a draft copy of their Assessment Report to the Working Group.  The EAO received comments from the Working Group and provided these to PBM on September 15, with additional comments received on October 3, 2011.  Subsequent to receiving the Working Group comments, the EAO determined, in consultation with their legal counsel, that they were not prepared to make a decision regarding the project and informing PBM that at the EAO’s own cost, they were retaining a 3rd party reviewer to assess the Project.

On November 14, 2011, PBM was provided with a copy of one of the 3rd party reports pertaining to water balance/hydrology, hydrogeology, geochemistry and water quality.  It concluded that no additional field work was required.  In fact, it concluded that the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for EAC applications of other mining projects in B.C.  It also concluded that any uncertainties could be addressed by way of sensitivity analysis.

On November 21, 2011, PBM’s consulting firm, Klohn Crippen Berger (“KCB”) submitted a response to this 3rd party report addressing key areas that may have been overstated and additional review observations.  The EAO subsequently agreed to allow the 3rd party reviewer the opportunity to revise their report.  On November 27, 2011, PBM received a second 3rd party report pertaining primarily to aquatic effects (effects on fish).  This report depended heavily on the information in the first 3rd party report, which required revision.  It concluded that if the proponent is able to demonstrate with reasonable confidence that seepage and effluent discharges will not exceed BC Water Quality Guidelines (“BCWQGs”), then only minimal fisheries work appeared to be required for permitting.

It should be noted that the 3rd party aquatic effects review focused to a large degree on the requirements for potential technical studies if the water quality modeling indicated the potential for significant adverse effects on Morrison Lake.  PBM stressed that the Environmental Design Basis for the effect on Morrison Lake is to meet BCWQGs for the lake and site specific Water Quality Objectives (“WQO”) for potential localized effects on the receiving streams near the Tailings Storage Facility (“TSF”).  The use of WQOs for locally affected water and the use of mixing zones for discharge of treated water are standard procedures in BC.

On December 16, 2011, PBM met with the EAO, CEAA, Klohn Crippen Berger Ltd., Minesite Drainage Assessment Group and Robertson Geoconsultants Inc. (“RGC”) to review the scope of work to address the recommendations made in the 3rd party review reports.

On January 31, 2012, PBM submitted the 3rd Party Review Response Report, which incorporated the scope of work agreed to in the December 16, 2011 meeting.  The Report was directed towards hydrogeology, water balance, geochemistry and aquatic habitat with respect to the potential for significant adverse effects on Morrison Lake; adaptive management plans that will be further developed in the detail design and permitting stage to ensure that operations will be managed to mitigate potential effects; and additional commitments to include physical lake behaviour, fish populations and distribution, spawning surveys, and salmon escapement.

The report also included Preliminary Proposed Water Quality Objectives (“PPWQOs”) to be used primarily for emergent groundwater that may surface in the Tailings Storage Facility receiving streams and the Morrison lakebed.  The final selection of the PPWQOs will be developed in detail during Permitting.  Site specific water quality objectives are effluent permit requirements for the Environmental Management Act, not the Environmental Assessment Act.

The 3rd Party Review Response Report was provided to Robertson Geoconsultants and BC Ministry of Environment for review.  In addition the EAO commissioned Dr. Bernard Laval of UBC to review the results of the Lake Effects section of the 3rd Party Review Response Report completed by Dr. Greg Lawrence.  Dr. Lawrence is Professor and Canada Research Chair in Environmental Fluid Mechanics at UBC.  Dr. Laval is an Associate Professor in the same department (Civil Engineering) as Dr. Lawrence.

The result of the review of the 3rd Party Review Response Report was a request by EAO to provide TSF seepage estimates for a full geo-membrane liner, i.e. water quality estimates as they relate to impacts on stream 7 and emergent groundwater quality.  In addition, EAO commented that the BCWQO are the objectives that PBM should be striving to achieve, and if this can be done through project design or commitments, that is the EAO’s strong first preference.

On March 19, 2012, the Company announced that it had published a Notice for an Application for a Mining Lease, posted at the Chief Gold Commissioner's Office in Vancouver and published in the BC Gazette, the Vancouver Sun, and the Lakes District News as required under Section 42(1)(c) of the Mineral Tenure Act.  The mineral claims subject to the mining lease application are Tenure Numbers 625123, 625143, 625183, surveyed by Mark McGladrey, BCLS, whose field notes and plans have been approved by the Surveyor General.

On April 27, 2012, PBM submitted a 3rd Party Review Response Report - Addendum 1, which provided the results of lining the TSF with a geo-membrane liner; leakage through the geo-membrane liner, geo-chemical loading in streams and emerging groundwater and Morrison Lake effects.  The results of lining the TSF with a geomembrane liner and some modifications to the water treatment plant are that the water quality in Morrison Lake will meet BCWQGs; and confirms that the project will not have any significant adverse effect on the receiving environment.

As a result of PBM’s responses to the 3rd Party Review, the Company received a revised draft copy of the EAO’s Assessment Report.  PBM completed a review of the draft assessment report and provided comments to the EAO for consideration.  Additionally the Company prepared an updated Project Description, Key Commitments (Conditions) List and Tracking Tables to accompany the EAO’s Assessment Report.  The Project Description, Commitments List and Tracking Tables are intended to comprise key support documents for the EA Certificate.  The EAO documents were reviewed by their legal counsel.

On July 9, 2012, the Company provided comments to the Canadian Environmental Assessment Agency (CEAA) on a draft Comprehensive Study Report (“CSR”).

On July 23, 2012, the Company announced that it was in receipt of a Memorandum of Understanding (MOU) with the Lake Babine Nation.

In September 2010, PBM announced that it had filed its Response to the Notice of Civil Claim served by Rescan on August 24, 2010 and had filed a Counterclaim against Rescan seeking damages for  professional negligence, misrepresentation, and breach of contract.  In December 2010, Rescan and PBM agreed to proceed to mediation.  In addition to the Civil Claim served on the Company by Rescan in August 2010, a Notice of Civil Claim was filed by Rescan in the Smithers Registry on July 21, 2011.  Rescan based its new claim on the same facts and matters stated in its existing claim, except that the new claim included a claim of builders’ lien.  A response denying Rescans’ claim was submitted by the Company to the BC Supreme Court on August 29, 2011.  Additionally PBM submitted a response to the Civil Claim.  On November 8, 2011, the company’s legal firm for this matter, Fraser Milner Casgrain, signed a consent order that the court action that commenced at the Smithers Registry and the BC Supreme Court be heard in together at the Vancouver Registry and the Vancouver Registry be the registry for both actions.  In May 2012, the Company announced that this litigation had been resolved and that as a term of the settlement, the lien was removed from the Company’s mineral claims.

On June 11th, at 1:30pm Pacific time, the Company held the Annual General Meeting at the Company’s corporate office in Vancouver.  All nominated directors were re-elected to the board and all resolutions passed with 38.5% of our issued shares represented.  Shareholders present at the meeting were updated on the Company’s activities and had the opportunity to speak to the directors and ask questions.

During the quarter under discussion, the Company issued 20,000 shares on exercise of options for total proceeds of $135,600 and a reclassification of contributed surplus to capital stock in the amount of $45,830.  On July 26th, the Company announced the granting of 266,200 options at a price of $12.73 exercisable for a period of seven years.  The Company did not issue any other shares and no private placements have been announced or completed.

Outlook for 2012/13

On August 7, 2012, the Company was informed by the BCEAO that the timing for BCEAO’s referral to the deciding ministers (the Honourable Terry Lake, Minister of Environment, and the Honourable Rich Coleman, Minister of Energy and Mines and Minister Responsible for Housing) would take place on August 20, 2012.

On August 13, 2012, the Company submitted its’ final response to the BCEAO with respect to the Environmental Assessment Application.  PBM noted that the predicted lake metal concentrations, using upper bound loadings, due to the project are below BC Water Quality Guidelines and nominally above baseline (water quality changes may commence in year 21 after mining is completed and the water treatment plant is operational).  PBM believes that the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.  Also, the independent 3rd Party review of all aspects related to water quality effects on Morrison Lake, supported PBM’s assessment of no significant adverse effects.

The referral documents, consisting of the Final Environmental Assessment Report (Schedule A, Certified Project Description and Schedule B, Table of Conditions) and the Environmental Assessment Certificate #M12-01 (to be signed by the Ministers), were submitted to the Ministers on August 21, 2012.  PBM received a copy of the referral documents on August 27, 2012.

On August 29th, the Company announced that the British Columbia Environmental Assessment Office had completed the Environmental Application Review Stage of the Morrison Copper/Gold Project and submitted their referral documents to the Minister of Energy and Mines and the Minister of Environment.  The Ministers have 45 days, until October 5, 2012, to make a decision on the Environmental Assessment Certificate.

On August 30, 2012, CEAA informed PBM that CEAA had received feedback from the federal departments on the draft Comprehensive Study Report (“CSR”) and is planning to have a second draft prepared for PBM comments during the week of September 4, 2012.  Once the CSR is completed, it goes to a report editor and design team in Ottawa and for translation to French.  The final public comment period will be in October with the referral to the federal Minister of Environment in November.

Subject to receiving the EAC and CEAA posting the Course Of Action Decisions as well as the receipt of all required permits and authorizations, mine construction will proceed with the following activities:

•

Prepare applications for  permits and other authorizations and licenses;

•

Finalize our contracting strategy for Pre-production;

•

Tender Pre-Production Contracts (EPC);

•

Proceed with procurement including ordering long lead time items (i.e. HPGR, Ball Mills, etc);

•

Site Engineering Survey; and

•

Detailed Engineering and Design.

Subsequent to the period end, the Company has issued 31,250 common shares on exercise of options for total proceeds of $240,400 and a reclassification of Contributed surplus to capital stock in the amount of $99,820.  The Company has not issued any other shares, or granted or cancelled any options and no private placements have been announced or completed.

Conversion to International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that has significantly affected financial reporting requirements for Canadian companies.  The AcSB (Accounting Standards Board) strategic plan outlines the convergence of Canadian GAAP (Generally Accepted Accounting Principals) with IFRS (International Financial Reporting Standards) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 would be the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  As a result, Pacific Booker Minerals Inc. annual financial statements for 2012 are reported in accordance with IFRS, with comparative information for 2011 restated.  Note 2 of the annual financial statements sets out the basis of presentation.

The accounting policies set out in Note 3 of the annual financial statements have been applied in preparing the financial statements for the year ended January 31, 2012, the comparative information presented at January 31, 2011 and in the preparation of an opening statement of financial position as at February 1, 2010 (the Company’s date of transition).

Results of Operations

The largest amount on the Statement of Comprehensive Loss is the gain from the settlement of the Rescan litigation, in the amount of $1.8 million, generating a profit for the period of $188,389, compared to a loss of $1,972,342 for the same period in the previous fiscal year.

The next largest amount in total is the recording of the share based payments and the offsetting contributed surplus in equity.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our operating expenses with a corresponding increase in the Company’s equity.  The share based payment expense is allocated, in proportion to the number of options granted, to the accounts for Consulting fees ($248,748), Directors fees ($524,620), Investor relations fees ($315,200), Professional fees ($77,592) and Wages and benefits ($3,329).  These amounts total $1,169,489 for the current fiscal year, compared to $1,462,226 for the same period in the previous year

If the share based payments and the gain on settlement amounts were removed from the operating loss, the loss would show as $442,122, a decrease of $67,994 when compared to the same period in the previous fiscal year.  The largest amount difference was in Professional fees which were lower by $55,258, reflecting the additional cost required for assistance in preparing the first set of IFRS statements in the previous year and the decreasing cost of legal matters during the current fiscal year.  The next largest decrease, in the amount of $8,542, was in Wages and Benefits due to a reduction in office staff.  Next largest decrease was in the loss on foreign exchange in the amount of $7,902.  This was the result of less funds held as US$ and the exchange rates being more consistent.  Following that was the decrease in Office and Miscellaneous in the amount of $4,151, reflecting a reduction in the office cost due to less staff working in the office this fiscal year.  Depreciation was lower by $3,344 when compared to the same period of the previous year.  Filing and Transfer Agent fees were lower by $3,115.  Director fees were lower by $2,500 due to a reduced number of meetings held during the current fiscal year when compared to the same period of the previous year.  Travel costs were also down by $2,193 when compared to the same period in the previous fiscal year.  There was an increase in the cost of Shareholder information and promotion in the amount of $10,332, due to the Company providing financial assistance to the Lake Babine Nation in regards to the purchase of equipment for their salmon canning operation.  There also was an increase in Office Rent of $4,897 due to the higher rental rates paid under the lease extensions.  Also, Finance income was down by $2,729 when compared to the same period last fiscal year.  All other costs remained about the same.

When you compare the quarter ended July 31, 2012 with the quarter ended April 30, 2012, the share based payments amounts total $757,877 for the current quarter, compared to $411,612 for the previous quarter.  If the share based payments and the gain on settlement amounts were removed from the operating loss, the loss would show as $205,327, a decrease of $31,468 when compared to the previous quarter.  The largest amount difference was in Filing and Transfer Agent fees, which was lower by the amount of $35,127.  This was due to the annual exchange fees which are incurred during the first quarter of the fiscal year.  Professional fees which were also lower by $9,876, reflecting the   decreasing cost of legal matters during the current quarter.  The next largest difference was an increase in Shareholder information and promotion in the amount of $8,436.  Also, travel was higher this quarter by $7,511.  Office and miscellaneous was lower for the quarter by $2,433.  All other expenses were within $2,000 of the amounts for the quarter ended April 30, 2012.

During the current fiscal year, the Company recovered geotechnical fees from the Rescan litigation settlement in the amount of $186,402 and incurred $208,663 in exploration & evaluation expenditures on the Morrison property, for a net expenditure of $22,261, compared to the expenditure of $667,483 in exploration & development during the same period in the previous fiscal year.

During the current quarter, the Company incurred $81,638 in exploration & evaluation expenditures on the Morrison property, compared to the recovered geotechnical fees from the Rescan litigation settlement in the amount of $186,402 and incurred expenditures of $127,025 for a net recovery of $59,377 for the first quarter of the fiscal year.  Please see Note 6 in the financial statements for expenditures by item and area.

During the second quarter of the current fiscal year and previous fiscal year, the Company did not announce or complete any private placements.  During the current period, the Company issued 20,000 common shares on exercise of options for total proceeds of $135,600 and a reclassification of Contributed surplus to capital stock in the amount of $49,999.  During the same period in the previous fiscal year, the Company issued 161,000 common shares on exercise of options for total proceeds of $845,250 and a reclassification of Contributed surplus to capital stock in the amount of $356,053.

Options were granted during the second quarter of both the current and previous fiscal year.  The current granting is detailed in the Overall Performance section of this discussion.

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, receivables, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal 2012, the Company reported a net loss of $3,788,641 ($0.31 per share)  compared to a net loss of $2,119,915 ($0.18 per share) for the year ended January 31, 2011.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease that was extended for another six months until April 2013.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our condensed interim financial statements and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to project management.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $95,596 in the second quarter of the current fiscal year compared to $95,399 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $6,000 for the second quarter of the current fiscal year compared to $7,500 for the corresponding period in the previous fiscal year.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 2 of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (“IFRS”), and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the annual filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

The Company was audited on its internal control over financial reporting, as of January 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Our procedures and processes were reviewed and it was determined by our audit firm that the Company has some material weaknesses in the internal control over financial reporting, based on the criteria established in the Internal Control - Integrated Framework.  The material weaknesses are that some elements in the control environment of the Company that have not been fully implemented or do not operate effectively, a lack of segregation of duties in the Company due to the small number of personnel, and access controls to some information systems do not operate effectively.

Management plans on addressing the first deficiency in the Entity level policies by reviewing and updating the policies already established and implementing a program to ensure all individuals are informed and provided with access to the policies.  In regards to the second deficiency, Management believes that any potential benefits of adding personnel to clearly segregate accounting duties does not justify the additional costs associated with the increase in staffing and additional staff is not required for any other reason at this time.  In regards to the third deficiency, Management expects that some information system deficiencies will continue into the future.  The Company has not upgraded the information technology systems hardware and network recently, and has no immediate plans to incur the additional expense until such time as the project moves into the next phase and the necessary upgrade of information systems and control policies will be required.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles for periods ending January 31, 2010 or prior and International Financial Reporting Standards (“IFRS”) for periods ending January 31, 2011 or after.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	GAAP or IFRS	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
					Total	Per Share
January 31, 2010	GAAP	$ 29,293,556	$ -	$ 20,436	$ 2,254,085	$ 0.20
January 31, 2011	IFRS	$ 29,595,790	$ -	$ 14,610	$ 2,119,915	$ 0.18
January 31, 2012	IFRS	$ 29,520,573	$ -	$ 11,390	$ 3,788,641	$ 0.31

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles for periods ending January 31, 2010 or prior and International Financial Reporting Standards (“IFRS”) for periods ending January 31, 2011 or after.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
October 31, 2010	$ 4,319	$ 511,716	$ 507,397	$ 0.04
January 31, 2011	$ 4,492	$ 573,457	$ 568,965	$ 0.05
April 30, 2011	$ 3,545	$ 426,373	$ 422,828	$ 0.04
July 31, 2011	$ 2,034	$ 1,551,548	$ 1,549,514	$ 0.12
October 31, 2011	$ 2,006	$ 1,026,166	$ 1,024,160	$ 0.09
January 31, 2012	$ 3,805	$ 795,944	$ 792,139	$ 0.06
April 30, 2012	$ 977	$ (1,150,616)	$ (1,151,593)	$ (0.09)
July 31, 2012	$ 1,873	$ 965,077	$ 963,204	$ 0.07

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 6 month period ended July 31, 2010	$ 5,799	$ 1,049,352	$ 1,043,553	$ 0.09
for the 9 month period ended October 31, 2010	$ 10,118	$ 1,561,068	$ 1,550,950	$ 0.13
for the year ended January 31, 2011	$ 14,610	$ 2,134,525	$ 2,119,915	$ 0.18
for the 3 month period ended April 30, 2011	$ 3,545	$ 426,373	$ 422,828	$ 0.04
for the 6 month period ended July 31, 2011	$ 5,579	$ 1,977,921	$ 1,972,342	$ 0.16
for the 9 month period ended October 31, 2011	$ 7,585	$ 3,004,087	$ 2,996,502	$ 0.25
for the year ended January 31, 2012	$ 11,390	$ 3,800,031	$ 3,788,641	$ 0.31
for the 3 month period ended April 30, 2012	$ 977	$ (1,150,616)	$ (1,151,593)	$ (0.09)
for the 6 month period ended July 31, 2012	$ 2,850	$ (185,539)	$ (188,389)	$ (0.02)

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at July 31, 2010	4,832,500	4,832,500
to October 31, 2010	-	-
to January 31, 2011	-	-
As at January 31, 2011	4,832,500	4,832,500
to April 30, 2011	-	-
to July 31, 2011	-	-
to October 31, 2011	-	-
to January 31, 2012	-	-
As at January 31, 2012	4,832,500	4,832,500
to April 30, 2012	-	-
to July 31, 2012	-	-
As at July 31, 2012	4,832,500	4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at July 31, 2010	22,849,398	(859,434)	21,989,964
to October 31, 2010	317,852	-	317,852
to January 31, 2011	356,798	-	356,798
As at January 31, 2011	23,524,048	(859,434)	22,664,614
to April 30, 2011	421,111	-	421,111
to July 31, 2011	246,372	-	246,372
to October 31, 2011	257,079	-	257,079
to January 31, 2012	208,684	-	208,684
As at January 31, 2012	24,657,294	(859,434)	23,797,860
to April 30, 2012	(59,377)	-	(59,377)
to July 31, 2012	81,638	-	81,638
As at July 31, 2012	24,679,555	(859,434)	23,820,121

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at July 31, 2010	45,775,805	5,835,660	1,043,553	23,182,403	28,429,062
to October 31, 2010	1,532,168	60,345	507,397	23,689,800	29,514,178
to January 31, 2011	59,632	208,165	568,965	24,258,765	29,213,010
As at January 31, 2011	47,367,605	6,104,170	2,119,915	24,258,765	29,213,010
to April 30, 2011	79,509	139,708	422,828	24,681,593	29,009,399
to July 31, 2011	1,201,303	948,956	1,549,514	26,231,107	29,610,144
to October 31, 2011	78,751	810,689	1,024,160	27,255,267	29,475,424
to January 31, 2012	-	582,976	792,139	28,047,406	29,266,261
As at January 31, 2012	48,727,168	8,586,499	3,788,641	28,047,406	29,266,261
to April 30, 2012	151,580	365,782	(1,151,593)	26,895,813	30,935,216
to July 31, 2012	185,599	707,878	963,204	27,859,017	30,865,489
As at July 31, 2012	49,064,347	9,660,159	(188,389)	27,859,017	30,865,489

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our annual financial statements.

Subsequent to the end of the period, 31,250 common shares were issued on the exercise of options.

Shares issued:

Certificate Dated	details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
July 31, 2012	balance forward			12,236,289	$ 49,064,347
August 9, 2012	Options	10,000	78,100	12,246,289	$ 49,142,447
	Contributed surplus		28,748		$ 49,171,195
August 29, 2012	Options	6,250	46,250	12,252,539	$ 49,217,445
	Contributed surplus		21,494		$ 49,238,939
August 30, 2012	Options	10,000	77,000	12,262,539	$ 49,315,939
	Contributed surplus		35,204		$ 49,351,143
September 10, 2012	Options	5,000	39,050	12,267,539	$ 49,390,193
	Contributed surplus		14,374		$ 49,404,567

Options transactions:

Date	details	Exercise Price	Expiry date	# of shares	Total
July 31, 2012	total outstanding				2,429,257
August 9, 2012	Options exercised	$ 7.81	June 23, 2013	-10,000	2,419,257
August 29, 2012	Options exercised	$ 7.40	June 20, 2018	-6,250	2,413,007
August 30, 2012	Options exercised	$ 7.70	June 30, 2017	-10,000	2,403,007
September 10, 2012	Options exercised	$ 7.81	June 23, 2013	-5,000	2,398,007